UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING __04/01/2025__ AND ENDING __03/31/2026__
                                      MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: **McNally Financial Services Corporation**

TYPE OF REGISTRANT (check all applicable boxes):

☑ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

16414 San Pedro Avenue, Suite 930

(No. and Street)

San Antonio	**TX**	**78232**
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

David D. McNally	**210-545-7080**	dmcnally@mcnallyfinancial.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Sanville & Company

(Name – if individual, state last, first, and middle name)

325 N. Saint Paul St. #3100	**Dallas**	**TX**	**75201**
(Address)	(City)	(State)	(Zip Code)
09/18/2003		169	
(Date of Registration with PCAOB)(if applicable)		(PCAOB Registration Number, if applicable)	

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, David D. McNally _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of McNally Financial Services Corporation _____, as of 3/31 _____, 2 026 , is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Melissa A Gavre
My Commission Expires
9/12/2026
Notary ID131717864

Signature: _David D. McNally_

Title:
President

Notary Public

This filing contains (check all applicable boxes):**

- ☑ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☑ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☑ (d) Statement of cash flows.
- ☑ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☑ (g) Notes to consolidated financial statements.
- ☑ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☑ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☑ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☑ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☑ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

MCNALLY FINANCIAL SERVICES CORPORATION

REPORT PURSUANT TO RULE 17a-5(d)

YEAR ENDED MARCH 31, 2026

MCNALLY FINANCIAL SERVICES CORPORATION

CONTENTS



Report of Independent Registered Public Accounting Firm

To the Member and Those Charged With Governance
McNally Financial Services Corporation

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of McNally Financial Services Corporation (the Company) as of March 31, 2026, the related statements of operations, changes in member's equity, and cash flows for the year then ended, and the related notes to the financial statements (collectively, the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of March 31, 2026, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The supplementary information contained in Schedule I, Computation of Net Capital Under SEC Rule 15c3-1, Schedule II, Computation for Determination of Reserve Requirements Under SEC Rule 15c3-3, and Schedule III, Information Relating to the Possession or Control Requirements Under SEC Rule 15c3-3 has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the

325 North Saint Paul Street
Suite 3100
Dallas, Texas 75201
214.738.1998

responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the supplementary information contained in Schedule I, Computation of Net Capital Under SEC Rule 15c3-1, Schedule II, Computation for Determination of Reserve Requirements Under SEC Rule 15c3-3, and Schedule III, Information Relating to the Possession or Control Requirements Under SEC Rule 15c3-3 is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as the Company's auditor since 2020.

Sanville & Company, LLC

Sanville & Company, LLC
Dallas, Texas
June 29, 2026

MCNALLY FINANCIAL SERVICES CORPORATION
Statement of Financial Condition
March 31, 2026

ASSETS

Cash	$	451,383
Receivable from clearing broker-dealer		304,585
Accounts receivable		21,442
Deposit with clearing company		25,000
Investment in securities, at fair value		12,221
Property and equipment, net		4,380
Prepaid expenses		59,654
Right of use leased asset		86,167
TOTAL ASSETS	$	964,832

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities

Accounts payable	$	360,692
Securities sold, not yet purchased, at fair value		3,027
Right of use leased liability		86,167
TOTAL LIABILITIES		449,886

Stockholder's Equity

Common stock, 2,000 shares authorized, $0.01 par value, 1,000 shares issued and outstanding		10
Additional paid-in capital		82,577
Retained earnings		432,359
Total stockholder's equity		514,946
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$	964,832

The accompanying notes are an integral part of these financial statements.

MCNALLY FINANCIAL SERVICES CORPORATION

Statement of Operations

For the Year Ended March 31, 2026

REVENUES	
Brokerage commissions	$ 3,520,970
Riskless principal	1,034,301
Distribution fees	447,261
Investment advisory fees	361,712
Trading gain	21,865
Interest income	9,766
Reimbursement income	8,642
Total revenues	5,404,517
EXPENSES	
Commission and clearance paid	4,139,257
Compensation and benefits	376,045
Insurance expense	78,421
Professional fees	158,985
Regulatory fees	83,902
General and administrative expenses	79,868
Rent expense	33,573
Other expenses	285,642
Total expenses	5,235,693
INCOME BEFORE INCOME TAX	168,824
Income tax expense	8,359
NET INCOME	$ 160,465

The accompanying notes are an integral part of these financial statements.

MCNALLY FINANCIAL SERVICES CORPORATION

Statement of Changes in Stockholder's Equity

For the Year Ended March 31, 2026

	Shares	Common Stock	Additional Paid-in Capital	Retained Earnings	Total
Balance at March 31, 2024	1,000	$ 10	$ 82,577	$ 321,894	$ 404,481
Contributions	-	-	-	-	-
Distributions	-	-	-	(50,000)	(50,000)
Net income	-	-	-	160,465	160,465
Balance at March 31, 2025	1,000	$ 10	$ 82,577	$ 432,359	$ 514,946

The accompanying notes are an integral part of these financial statements.

Statement of Cash Flows
For the Year Ended March 31, 2026

Cash flows from operating activities:		
Net income	$	160,465
Adjustments to reconcile net loss to cash used in operating activities:		
Changes in operating assets and liabilities:		
Increase in receivable from clearing broker-dealer		(143,861)
Decrease in securities owned, at fair value		68,353
Decrease in accounts receivable		12,256
Increase in prepaid expenses		(29,473)
Decrease in right of use leased asset		32,128
Increase in securities sold, not yet purchased, at fair value		3,027
Increase in accounts payable		104,345
Decrease in right of use leased liability		(32,128)
Net cash provided by operating activities		175,112
Cash flows from investing activities:		
Net cash provided by investing activities		-
Cash flows from financing activities:		
Contributions		-
Distributions		(50,000)
Net cash used in financing activities		(50,000)
Net increase in cash		125,112
Cash at beginning of year		326,271
Cash at end of year	$	451,383
Supplemental Disclosures of Cash Flow Information:		
Income taxes paid	$	-
Interest paid	$	7

The accompanying notes are an integral part of these financial statements.

MCNALLY FINANCIAL SERVICES CORPORATION
Notes to the Financial Statements
March 31, 2026

Note 1 - Nature of Business

McNally Financial Services Corporation (the "Company") was incorporated in the State of Texas on April 11, 2002, and became a registered broker-dealer with the Securities and Exchange Commission ("SEC") in September 2002 and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company's customers consist primarily of individuals located throughout the United States of America.

Note 2 - Summary of Significant Accounting Policies

Basis of Presentation
These financial statements are presented on the accrual basis of accounting in accordance with generally accepted accounting principles in the United States of America. Revenues are recognized in the period earned and expenses when incurred.

Use of Estimates
The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reported period. Actual results could differ from those estimates.

Property and Equipment
Depreciation is provided on a straight-line basis using estimated useful lives of five to ten years. Leasehold improvements are amortized over the lesser of the economic useful life of the improvement or the term of the lease.

Financial Instruments and Credit Risk
The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counter party or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counter party.

Financial instruments that potentially subject the Company to credit risk include cash, receivables from clearing broker-dealers and securities owned. Receivables from clearing broker-dealers represent cash deposited and commissions receivable from these broker dealers and are insured by the Securities Investor Protection Corporation. Securities owned consist of investments in registered investment companies and are held for investment purposes. Securities that are marketable are stated at fair market value (as determined by quoted market prices) and securities not readily marketable are carried at fair value as determined by the management of the Company. The increase or decrease in net unrealized appreciation or depreciation of securities is credited or charged to operations.

Note 2 - Summary of Significant Accounting Policies, continued

Income Taxes
The Company accounts for income taxes using the liability method whereby deferred tax asset and liability account balances are determined based on differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized.

In the ordinary course of business, there are many transactions for which the ultimate tax outcome is uncertain. The Company regularly assesses uncertain tax positions in each of the tax jurisdictions in which it has operations and accounts for the related financial statement implications. Unrecognized tax benefits are reported using the two-step approach under which tax effects of a position are recognized only if it is "more-likely-than-not" to be sustained and the amount of the tax benefit recognized is equal to the largest tax benefit that is greater than fifty percent likely of being realized upon ultimate settlement of the tax position. Determining the appropriate level of unrecognized tax benefits requires the Company to exercise judgment regarding the uncertain application of tax law. The amount of unrecognized tax benefits is adjusted when information becomes available or when an event occurs indicating a change is appropriate. The Company recognized no uncertain income taxes as of and for the year ended March 31, 2026.

The Company files U.S. federal and U.S. state tax returns. Generally, the Company is open to examination for the last 3 years of filed returns. For the year ended March 31, 2026, the Company had no Texas margin tax liability.

Note 3 – Revenue From Contracts With Customers

Significant Judgements
Revenue from contracts with customers includes commission income and fees from asset management services. The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgment is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; whether revenue should be presented gross or net of certain costs; and whether constraints on variable consideration should be applied due to uncertain future events.

Commissions
Brokerage commissions. The Company buys and sells securities on behalf of its customers. Each time a customer enters into a buy or sell transaction, the Company charges a commission. Commissions and related clearing expenses are recorded on the trade date (the date that the Company fills the trade order by finding and contracting with a counterparty and confirms the trade with the customer). The Company believes that the performance obligation is satisfied on the trade date because that is when the underlying financial instrument or purchaser is identified, the pricing is agreed upon and the risks and rewards of ownership of the securities have been transferred to/from the customer.

Distribution fees. The Company enters into arrangements with managed accounts or other pooled investment

MCNALLY FINANCIAL SERVICES CORPORATION
Notes to the Financial Statements
March 31, 2026

Note 3 – Revenue From Contracts With Customers, continued

vehicles (funds) to distribute shares to investors. The Company may receive distribution fees paid by the fund up front, over time, upon the investor's exit from the fund (that is, a contingent deferred sales charge), or as a combination thereof. The Company believes that its performance obligation is the sale of securities to investors and as such this is fulfilled on the trade date. Any fixed amounts are recognized on the trade date and variable amounts are recognized to the extent it is probable that a significant revenue reversal will not occur once the uncertainty is resolved. For variable amounts, as the uncertainty is dependent on the value of the shares at future points in time as well as the length of time the investor remains in the fund, both of which are highly susceptible to factors outside the Company's influence, the Company does not believe that it can overcome this constraint until the market value of the fund and the investor activities are known, which are usually monthly or quarterly. Distribution fees recognized in the current period are primarily related to performance obligations that have been satisfied in prior periods.

Riskless principal. The Company receives a buy or sell from a customer the Company executes an identical order in the marketplace for their account, taking on the role of principal, in order to fill that customer order. The Company generally charges the customer a markup, markdown, or commission equivalent for its services. The Company believes that its performance obligation is satisfied on the trade date because that is when the underlying financial instrument or purchaser is identified, the pricing is agreed upon, the risks and rewards of ownership of the securities have been transferred to/from the customer and the amount charged can be readily determined.

Asset Management
Investment advisory fees. The Company provides investment advisory services on a daily basis. The Company believes the performance obligation for providing advisory services is satisfied over time because the customer is receiving and consuming the benefits as they are provided by the Company. Fee arrangements are based on a percentage applied to the customer's assets under management. Fees are received quarterly and are recognized as revenue at that time as they relate specifically to the services provided in that period, which are distinct from the services provided in other periods.

Mutual Funds, Insurance and Annuity Products
The Company earns revenue for selling mutual funds, fixed variable annuities and insurance products. The performance obligation is satisfied at the time of each individual sale. A portion of the revenue is based on a fixed rate applied, as a percentage, to amounts invested at the time of sale. The remaining revenue is recognized over time the client owns the investment or holds the contract and is generally earned based on a fixed rate applied, as a percentage, to the net asset value of the fund, or the value of the insurance policy or annuity contract. The ongoing revenue is not recognized at the time of sale because it is variably constrained due to factors outside the Company's control including market volatility and client behavior (such as how long client hold their investment, insurance policy or annuity contract). The revenue will not be recognized until it is probably that a significant reversal will not occur.

Reimbursement Income
The Company charges its registered representatives for certain expenses it incurs on their behalf and recognizes the amounts charged as reimbursement income. The Company believes the performance obligation is considered satisfied and recognized at that time as they relate specifically to the services

Note 3 – Revenue From Contracts With Customers, continued

provided during that period as the Company is providing its registered representatives with certain technology, insurance and marketing expenses on their behalf.

Note 4 – Fair Value Disclosures

Fair Value Measurements
The Company uses various methods including market, income and cost approaches to determine fair value. Based on the approach, the Company often utilizes certain assumptions that market participants would use in pricing the asset or liability, including assumptions about risk and or the risks inherent in the inputs to the valuation technique. These inputs can be readily observable, market corroborated, or generally unobservable inputs. The Company utilizes valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs. Based on the observability of the inputs used in the valuation techniques the Company is required to provide the following information according to the fair value hierarchy. The fair value hierarchy ranks the quality and reliability of the information used to determine fair values. Financial assets and liabilities carried at fair value will be classified and disclosed in one of the following three categories:

Level 1 - Valuations for assets and liabilities traded in active exchange markets, such as the New York Stock Exchange. Level 1 also includes U.S. Treasury and federal agency securities and federal agency mortgage-backed securities, which are traded by dealers or brokers in active markets. Valuations are obtained from readily available pricing sources for market transactions involving identical assets or liabilities.

Level 2 - Valuations for assets and liabilities traded in less active dealer or broker markets. Valuations are obtained from third party pricing services for identical or similar assets or liabilities.

Level 3 - Valuations for assets and liabilities that are derived from other valuation methodologies, including option pricing models, discounted cash flow models and similar techniques, and not based on market exchange, dealer, or broker traded transactions. Level 3 valuations incorporate certain assumptions and projections in determining the fair value assigned to such assets or liabilities.

The following table summarizes the inputs used to value the Company's assets and liabilities measured at fair value as of March 31, 2026:

Investment in securities, at fair value

Investments in:	Total	Level 1	Level 2	Level 3
United States Municipal Bonds	$ 9,326	$ 9,326	$ --	$ --
United States Common Stocks	2,895	2,895	--	--
Totals	$ 12,221	$ 12,221	$ --	$ --

Note 4 – Fair Value Disclosures, continued

Securities sold, not yet purchased, at fair value

Investments in:	Total	Level 1	Level 2	Level 3
United States Common Stocks	$ 3,027	$ 3,027	--	--
Totals	$ 3,027	$ 3,027	$ --	$ --

Note 5 – Operating Leases

The Company leases office space in San Antonio, Texas. Rental expense is calculated on a straight-line basis. The lease began in December 2015 and was renewed for an additional four years that commenced in February 2020.

The following is a schedule by years of future minimum rental payments required under operating leases that have initial or remaining no cancelable lease terms in excess of one year:

2027	$ 35,703
2028	36,389
2029	33,932
	$106,024

Total payments under operating lease liabilities	$ 106,024
Less discount to present value	(19,857)
Total operating lease payments	$ 86,167

Note 6 – Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, should not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). As of March 31, 2026, the Company had net capital of $420,012, which was $370,012 in excess of its required net capital of $50,000. The Company's net capital ratio was 0.9 to 1.

Note 7 – Commitments and Contingencies

Included in the Company's clearing agreement with its clearing broker-dealer is an indemnification clause. This clause relates to instances where the Company's customers fail to settle security transactions. In the event this occurs, the Company will indemnify the clearing broker-dealer to the extent of the net loss on any unsettled trades. As of March 31, 2026, management of the Company had not been notified by the clearing broker-dealer, nor were they otherwise aware, of any potential losses relating to this indemnification.

Note 7 – Commitments and Contingencies, continued

The Company is subject to various legal proceedings and claims arising in the ordinary course of business, including pending litigation and regulatory matters. As of March 31, 2026, management, after consultation with legal counsel, does not believe that the outcome of these matters will have a material adverse effect on the Company's financial position, results of operations, or cash flows. Certain matters are covered by insurance, and settlement discussions are ongoing in some cases. The Company has not recorded any accrual for loss contingencies related to these matters as of March 31, 2026, as management does not believe a material loss is probable. The Company will continue to monitor these matters and will record accruals if and when it becomes probable that a loss has been incurred and the amount can be reasonably estimated.

Note 8 - Segment Reporting

The Accounting Standards Update (ASU) 2023-07 issued by the Financial Accounting Standards Board (FASB) introduced enhancements to segment reporting requirements for public entities, including broker-dealers. The update aimed to improve the transparency and usefulness of financial disclosures for investors and other stakeholders. ASU 2023-07 disclosure requirements are effective for fiscal years starting after December 15, 2024. The chief operating decision maker is the President of the Company and determined that no additional disclosures are required as the Company has only one reportable segment.

Supplemental Information

Pursuant to Rule 17a-5 of the

Securities Exchange Act of 1934

as of

March 31, 2026

Schedule I

<u>MCNALLY FINANCIAL SERVICES CORPORATION</u>
<u>Computation of Net Capital Under Rule 15c3-1</u>
<u>of the Securities and Exchange Commission</u>
<u>As of March 31, 2026</u>

COMPUTATION OF NET CAPITAL

Total stockholder's equity qualified for net capital	$ 514,946
Add:	
Other deductions or allowable credits	--
Total capital and allowable subordinated liabilities	514,946
Deductions and/or charges	
Prepaid expenses	59,654
Accounts receivable	21,442
Property and equipment, net	4,380
Net capital before haircuts on securities positions	429,470
Haircuts on securities (computed, where applicable, pursuant to Rule 15c3-1(f))	9,458
Net capital	$ 420,012

AGGREGATE INDEBTEDNESS

Items included in statement of financial condition:

Accounts payable	$ 360,692
Securities sold, not yet purchased, at fair value	3,027
Total aggregate indebtedness	$ 363,719

Schedule I (continued)

MCNALLY FINANCIAL SERVICES CORPORATION
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
As of March 31, 2026

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum net capital required (6 2/3% of total aggregate indebtedness)	$ 24,248
Minimum dollar net capital requirement of reporting broker or dealer	$ 50,000
Net capital requirement (greater of above two minimum requirement amounts)	$ 50,000
Net capital in excess of required minimum	$ 370,012
Ratio: Aggregate indebtedness to net capital	0.9 to 1

There were no material differences between the audited computation of net capital computed above and the corresponding schedule included in the Company's unaudited March 31, 2026 Part IIA FOCUS Filing.

Schedule II & III

MCNALLY FINANCIAL SERVICES CORPORATION
Computation for Determination of Reserve Requirements and
Information Relating to Possession or Control Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission
As of March 31, 2026

The Company is exempt from Securities Exchange Commission ("SEC") Rule 15c3-3 pursuant to both the exemptive provision of sub-paragraph (k)(2)(ii) and is considered a "Non-Covered Firm" from 15c3-3 by relying on footnote 74 to SEC Release 34-70073 and therefore, is not required to maintain a "Special reserve bank account for the exclusive benefit of customers."

Report of Independent Registered Public Accounting Firm

On Management's Exemption Report

Required By SEC Rule 17a-5

Year Ended March 31, 2026



S&Co Sanville & Company LLC
Philadelphia | New York | Dallas

Report of Independent Registered Public Accounting Firm

To the Member and Those Charged With Governance
McNally Financial Services Corporation

We have reviewed the accompanying Exemption Report of McNally Financial Services Corporation (the Company) as of and for the fiscal year ended March 31, 2026, in which management asserts that:

(1) The Company claimed an exemption from 17 C.F.R. §240.15c3-3 under 17 C.F.R. §240.15c3-3(k)(2)(ii) with respect to its activities as an introducing broker that clears transactions on a fully disclosed basis with its clearing firm.

(2) The Company met the identified exemption provisions in 17 C.F.R. §240.15c3-3(k)(2)(ii) throughout the most recent fiscal year without exception with respect to such introducing broker activities.

(3) With respect to its other business activities, the Company is a Non-Covered Firm that limits its business activities exclusively to: (a) acting as a mutual fund retailer; (b) acting as an underwriter or selling group participant (corporate securities other than mutual funds) on a best efforts or subscription basis in accordance with Rule 15c2-4; (c) broker or dealer selling variable life insurance or annuities; (d) solicitor of time deposits in a financial institution; (e) investment advisory services; (f) broker or dealer selling tax shelters or limited partnerships in primary distributions (best efforts/subscription basis); (g) broker or dealer selling tax shelters or limited partnerships in the secondary market; (h) non-exchange member arranging for transactions in listed securities by exchange member; (i) private placement of securities (best efforts or subscription basis in accordance with Rule 15c2-4); and (j) broker or dealer involved in a networking, kiosk or similar arrangement with a bank, savings bank or association, or credit union.

(4) The Company (1) did not directly or indirectly receive, hold or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3), throughout the most recent fiscal year without exception.

Management of the Company is responsible for the assertions in the Exemption Report and for compliance with the applicable requirements. We conducted our review in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States). A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's assertions. Accordingly, we do not express such an opinion.

Based on our review, nothing came to our attention that caused us to believe that management's assertions referred to above are not fairly stated, in all material respects, based on the criteria set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934 and the requirements set forth in Footnote 74 of SEC Release No. 34-70073 and related provisions of Rule 17a-5.

Sanville & Company, LLC

Sanville & Company, LLC
Dallas, Texas
June 29, 2026

325 North Saint Paul Street
Suite 3100
Dallas, Texas 75201
214.738.1998

McNally Financial Services Corporation Exemption Report

McNally Financial Services Corporation (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. §240.15c3-3 under the following provisions of 17 C.F.R. §240.15c3-3(k)(2)(ii).

(2) The Company met the identified exemption provisions in 17 C.F.R. §240.15c3-3(k) throughout the most recent fiscal year without exception.

(3) The Company is considered "Non-Covered Firm" exempt from 17 C.F.R. §240.15c3-3 and is filing an Exemption Report relying on footnote 74 to SEC Release 34-70073, and as discussed in Q&A 8 of the related FAQ issued by the SEC staff. The Company limits its business activities exclusively to: (1) acting as a mutual fund retailer (2) acting as an underwriter or selling group participant (corporate securities other than mutual funds) (3) broker or dealer selling variable life insurance or annuities (4) solicitor of time deposits in a financial institution (5) investment advisory services (6) broker or dealer selling tax shelters or limited partnerships in primary distributions (7) broker or dealer selling tax shelters or limited partnerships in the secondary market (8) Non-exchange member arranging for transactions in listed securities by exchange member (9) private placement of securities (9) broker or dealer involved in a networking, kiosk or similar arrangement with a: bank, savings bank or association, or credit union.

(4) The Company (1) did not directly or indirectly receive, hold or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3), throughout the most recent fiscal year without exception.

I, David McNally, swear (or affirm) that, to my best knowledge and belief, this exemption report is true and correct.

Regards,

David D. McNally

President

Date of Report: May 14, 2026